Exhibit 77(c)

On October 30, 2000, CDC Asset Management, the investment management arm of France's Caisse des depots Group, acquired Nvest Companies, L.P., the parent company of Jurika & Voyles, L.P. A special meeting of shareholders of the Funds was held at the offices of Jurika & Voyles, L.P. on October 9, 2000. The shareholders of the Funds approved a new investment advisory agreement for their respective Funds, which has a two-year term ending October 30, 2002, as a result of the acquisition of Jurika & Voyles' affiliate, Nvest, by CDC Asset Management with the following votes:

                                           Affirm         Against       Abstain
                                           ------         -------       -------

Jurika & Voyles Small Cap Fund          1,125,039.390    6,321.555     4,690.273
Jurika & Voyles Vaue + Growth Fund      1,300,300.997    2,047,737     2,277.000
Jurika & Voyles Balanced Fund           1,545,345.962    1,683.497       440.000